Suresnes, September 27, 2006

VIA EDGAR (Correspondence)

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: SEC Comment Letter Dated August 17, 2006 (File No. 000-28578)

Dear Mr. Krikorian:

We have carefully reviewed the comments included in your letter dated August 17, 2006, regarding the Annual Report on Form 20-F for the year ended December 31, 2005, filed by Dassault Systèmes S.A. (the “Company”) on June 29, 2006 (the “Form 20-F”) and the Company’s report on Form 6-K furnished to the SEC on July 27, 2006 (the “Form 6-K”). The Company’s responses to the Staff’s comments are set out below.

The titles and paragraph numbers below correspond to those contained in your letter. For convenience, we have repeated the Staff’s comments under each number in bold and have followed each comment with our responses.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5: Operating and Financial Review and Prospects

Supplemental Non-GAAP Financial Information

1.	We note your inclusion of non-GAAP financial measures in your Form 20-F for the fiscal year ended December 31, 2005. Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, your disclosures do not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Your report should include the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for these non-GAAP financial measures.

In response to the Staff’s comment, we agree that further explanatory information regarding the nature, value and limitations of the supplemental non-GAAP financial information would be helpful and appropriate to communicate to investors. We therefore propose to amend the disclosure regarding the supplemental non-GAAP financial information in our future annual reports by deleting the text which currently precedes the reconciliation tables on page 43 of the Form 20-F and replacing it with text substantially as shown below with respect to our current Form 20-F, with appropriate modifications to reflect any further adjustments to the GAAP information.

In addition, we would like to emphasize to the Staff our firm belief in the importance of the supplemental non-GAAP information:

–	For investors, we believe that, by making the identified adjustments to our GAAP financial information, the supplemental non-GAAP information provides a valuable basis for comparing our recent performance to our historical results, as well as for comparing our performance in future periods to current trends.

–	Analysts that follow our company consistently request that we provide the supplemental non-GAAP financial information to assist them in analyzing our Company and its performance.

–	Our management uses this information, together with our GAAP financial results and other information, to evaluate our operating performance, make operating decisions and plan and set objectives, in addition to determining executive compensation.

For each of these reasons, we believe that the presentation of the supplemental non-GAAP financial information in our Annual Report on Form 20-F, as well as in our other periodic financial communications, helps investors understand the evolution of our business and financial results. However, we agree with the Staff that the presentation should avoid any confusion between GAAP and non-GAAP financial information, and that our reasons for presenting the non-GAAP financial information should be clarified.

Explanatory text for non-GAAP financial information presented in the Form 20-F:

SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

Readers are cautioned that the supplemental non-GAAP financial information is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures are set forth below.

To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

In evaluating and communicating our results of operations, we supplement our financial results reported on a GAAP basis with non-GAAP financial data, including non-GAAP revenue, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per share. As further explained below, the supplemental non-GAAP financial information excludes certain income statement elements — the deferred revenue adjustment and the amortization of acquired intangibles — which arise from our acquisitions of companies and intangible assets. For this reason, and subject to the limitations set forth above and below, we believe that it provides a consistent basis for period-to-period comparisons which can improve investors’ understanding of our financial performance.

Our management uses the supplemental non-GAAP financial information, together with our GAAP financial information, to evaluate our operating performance, to make operating decisions and to plan and set objectives for future periods. Compensation of our executives is based in part on the performance of our business measured with the supplemental non-GAAP information. We believe that the supplemental non-GAAP data also provides meaningful information to investors and financial analysts that use them for comparing our operating performance to our historical trends and to other companies in our industry, as well as for valuation purposes.

The supplemental non-GAAP financial information adjusts our GAAP financial information to exclude:

–	deferred revenue adjustment (for the year ended December 31, 2005): Under U.S. GAAP, deferred revenue of an acquired company must be adjusted by writing it down to account for the fair value of customer support obligations assumed under support contracts acquired through the acquisition. (See Note 6 to our consolidated financial statements.) As a result, in the case of a typical one-year contract, our GAAP revenues for the one-year period subsequent to an acquisition do not reflect the full amount of revenue on assumed contracts that would have otherwise been recorded by the acquired entity.

In our supplemental non-GAAP financial information, we have excluded this write-down to the carrying value of the deferred revenue, and we reflect instead the full amount of such revenue. We believe that this non-GAAP measure of revenue is useful to investors and management because it reflects a level of revenue and operational results which corresponds to the combined business activities of Dassault Systèmes and the acquired company. In addition, the non-GAAP financial information provides a consistent basis for comparing our future operating performance, when no further adjustments to deferred income are required, against recent results.

However, by excluding the deferred revenue adjustment, the supplemental non-GAAP financial information reflects the total revenue that would have been recorded by the acquired entity but may not reflect the total cost associated with generating the non-GAAP revenue, since such cost may have been partially incurred by the acquired company prior to the acquisition.

–	amortization of acquired intangibles (for the years ended December 31, 2005, 2004 and 2003): Under U.S. GAAP, the cost of acquired intangible assets, whether acquired through acquisitions of companies or of technology or other intangible assets, must be recognized according to the assets’ fair value and amortized over their useful life.

In our supplemental non-GAAP financial information, we have excluded the amortization expenses related to acquired intangibles in order to provide a consistent basis for comparing our historical results. For technology and other intangible assets we develop internally, we typically expense costs in the period in which they are incurred. For example, because we typically incur most of our research and development costs prior to reaching technical feasibility, our research and development costs are normally expensed in the period in which they are incurred, in accordance with SFAS 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. By excluding the amortization expenses related to acquired intangibles, the supplemental non-GAAP financial information provides a uniform approach for evaluating the development cost of all our technology, whether developed internally or acquired externally. As a result, we believe that the supplemental non-GAAP financial information offers investors a useful basis for comparing our historical results.

However, the acquired intangible assets whose amortization costs are excluded contributed to revenue earned during the period, and it may not have been possible to earn such revenue without such assets. In addition, the amortization of acquired intangibles is a recurring expense until their total cost has been amortized.

2.	We note the supplemental non-GAAP information that is provided in a table that reconciles the presentation of the Consolidated Statement of Income U.S. GAAP to Non-GAAP. These presentations do not appear consistent with our guidance and requirements regarding non-GAAP information. Following are such inconsistencies in greater detail:

–	We believe that your non-GAAP presentation in a financial statement format may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure”. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 8.

–	In response to the Staff’s comment, we propose to remove the presentation described above in our future annual reports. In compliance with Item 10(e)(1)(i) of Regulation S-K, we will provide a schedule substantially in the format shown in the Annex attached hereto (with respect to the year ended December 31, 2005) to reconcile the non-GAAP financial measures with the related GAAP measures, with appropriate modifications to reflect any further adjustments to the GAAP information.

We have prepared the schedule provided in the Annex attached hereto to provide a clear and transparent reconciliation of our GAAP and non-GAAP financial information. We believe that the format of the schedule makes clear that the schedule presents a quantitative reconciliation of non-GAAP measures, not an operating statement prepared under a comprehensive set of accounting rules.

Furthermore, we believe that, by setting forth the reconciliation of each non-GAAP measure in a single, comprehensive schedule, we facilitate the reader’s understanding of the non-GAAP financial information and its derivation from our GAAP information.

Please see the schedule set forth in the Annex attached hereto.

–	The deferred revenue adjustment included in the presentation appears to be more in the nature of a projection of future results than an adjustment that might be useful in analyzing or explaining the historical performance of Dassault Systèmes.

In response to the Staff’s comment, we wish to confirm that the deferred revenue adjustment does not concern a projection of future results. The deferred revenue adjustment refers to revenue which has been received but which is adjusted in the U.S. GAAP statement of income to account for the fair value of customer support obligations assumed in connection with support contracts acquired through an acquisition.

3.	Ensure that all references to Non-GAAP amounts within MD&A are appropriately titled. In this regard, all Non-GAAP measures should include the term Non-GAAP when discussing these measures. For example, your discussion of operating margins that exclude certain charges should be clearly titled as a Non-GAAP measure.

In response to the Staff’s comment, we agree to title appropriately and identify as Non-GAAP all Non-GAAP measures referred to or discussed in the MD&A of our future annual reports on Form 20-F.

Form 6-K filed July 27, 2006

4.	We note the non-GAAP information furnished in the Form 6-K filed July 27, 2006, including the presentation of the Non-GAAP Consolidated Statement of Income and the Consolidated Statement of Income Reconciliations Non-GAAP/U.S. GAAP. These presentations do not appear consistent with our guidance and requirements regarding non-GAAP information. Following are such inconsistencies in greater detail:

–	We believe that your non-GAAP presentation may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure”. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 8.

In response to the Staff’s comment, we propose to replace the presentation described above in our future earnings releases furnished on Form 6-K with a schedule reconciling the non-GAAP financial measures with the related GAAP measures. The schedule will substantially follow the format of the schedule set forth in the Annex attached hereto (for the year ended December 31, 2005), with appropriate modifications to reflect any further adjustments to the GAAP information.

–	The deferred revenue adjustment included in the presentation appears to be more in the nature of a projection of future results than an adjustment that might be useful in analyzing or explaining the historical performance of Dassault Systèmes.

In response to the Staff’s comment, we wish to confirm that the deferred revenue adjustment does not concern a projection of future results, as explained above under paragraph 2.

In connection with our responses to your comments above, we acknowledge that:

o	the Company is responsible for the adequacy and accuracy of disclosure in the filings;
o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be pleased to discuss any of the above questions and our responses with you or any of your staff members at your convenience. Feel free to contact me directly by telephone at +33 1 40 99 40 18 or by fax at +33 1 40 99 43 33.

Sincerely,

/s/ Thibault de Tersant
Thibault de Tersant
Executive Vice President and Chief Financial Officer

ANNEX

DASSAULT SYSTEMES
RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES
(in millions of Euro, except per share data)

2005 compared to 2004

Readers are cautioned that non-GAAP financial measures are not prepared under a comprehensive set of accounting rules or principles and should not be considered a substitute for, or in isolation from, U.S. GAAP financial information. For an explanation of the non-GAAP adjustments, including limitations on the non-GAAP financial measures, see the disclosure under “Supplemental Non-GAAP Financial Information” above.

	Twelve months ended December 31,						Increase (Decrease)

	2005 GAAP	Adjustment (1)	2005 Non- GAAP	2004 GAAP	Adjustment (1)	2004 Non- GAAP	GAAP	Non- GAAP (2)

TOTAL REVENUE	€ 934.5	€ 9.1	€ 943.6	€ 796.6			17%	18%
Total Revenue breakdown by activity
Software revenue	783.6	9.1	792.7	670.9			17%	18%
Service revenue	150.9			125.7			20%
Total Revenue breakdown by segment
PLM revenue	753.8	8.0	761.8	650.7			16%	17%
from which ENOVIA revenue	121.9			101.7			20%
Design-centric revenue	180.7	1.1	181.8	145.9			24%	25%
Total Revenue breakdown by geography
Americas revenue	283.0	3.3	286.3	230.9			23%	24%
Europe revenue	438.2	3.6	441.8	371.0			18%	19%
Asia revenue	213.3	2.2	215.5	194.7			10%	11%

TOTAL OPERATING EXPENSES	€ 683.5	(9.8)	€ 673.7	€ 566.8	(1.4)	€ 565.4	21%	19%
Amortization of acquired intangibles	9.8	(9.8)	--	1.4	(1.4)	--	N/S

OPERATING INCOME	€ 251.0	18.9	€ 269.9	€ 229.8	1.4	€ 231.2	9%	17%
PLM Operating income	187.6	16.4	204.0	182.7	1.1	183.8	3%	12%
Design-centric Operating income	63.4	2.5	65.9	47.1	0.3	47.4	35%	40%
OPERATING MARGIN	26.9%		28.6%	28.8%		29.0%
PLM Operating margin	24.9%		26.7%	28.1%		28.2%
Design-centric Operating margin	35.1%		36.1%	32.3%		32.4%
INCOME BEFORE INCOME TAXES	€ 266.3	18.9	€ 285.2	€ 237.3	1.4	€ 238.7	12%	19%
Income tax effect of adjustments above	90.8	7.2	98.0	80.9	0.2	81.1	12%	21%
NET INCOME	€ 175.5	11.7	€ 187.2	€ 156.4	1.2	€ 157.6	12%	19%
PLM Net income	132.3	9.4	141.7	122.8	1.0	123.8	23%	24%
Design-centric Net income	43.2	2.3	45.5	33.6	0.2	33.8	18%	19%
DILUTED EARNINGS PER SHARE (3)	€ 1.49		€ 1.59	€ 1.35		€ 1.36	10%	17%

(1)	In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) all non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments.

(2)	The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event a non-GAAP adjustment has been made to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3)	Based on a weighted average of 114.0m diluted shares for 2005 and 116.2m diluted shares for 2004.